Exhibit 99.2

ATTUNITY LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2018

Cautionary Statement Regarding Forward-Looking Statements

Except for the historical information contained in the following sections, the statements contained in the following sections are “forward‑looking statements” within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results could differ materially from our current expectations.

Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to:

•	our history of operating losses and ability to sustain profitability;

•	our business and operating results dependency on the successful and timely implementation of our third party partner solutions;

•	the lengthy sales cycle of our products;

•	competition;

•	acquisitions, including costs and difficulties related to integration of acquired businesses and impairment charges;

•	global economic conditions;

•	timely availability and customer acceptance of Attunity's new and existing products;

•	proprietary rights and risks of infringement;

•	the potential loss of one or more of our significant customers or a decline in demand from one or more of these customers;

•	our ability to retain and attract qualified personnel; and

•	other factors and risks on which Attunity may have little or no control.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2017 (to which we refer herein as our "Annual Report"), which is on file with the Securities and Exchange Commission (“SEC”), and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Attunity”, the “Company”, “we”, “us” or “our” are to Attunity Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

•	“BI” means business intelligence;
•	“Big Data” means very large and complex quantities of datasets that are difficult to process using traditional data processing applications;
•	“BIReady” means BIReady B.V., a Netherlands company, from which we acquired its warehouse automation technology and certain related assets in November 2014;
•	“data lake” means a storage framework that holds a vast amount of raw data in its native format until it is needed;
•	“dollars” or “$” mean United States dollars;
•	“Hadoop” means an open-source software framework for storage and large-scale processing of data-sets on clusters of commodity hardware; and
•	“SEC” means the United States Securities and Exchange Commission.

You should read the following discussion and analysis in conjunction with our unaudited interim consolidated financial statements for the six months ended June 30, 2018 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2017 filed with the SEC as part of our Annual Report.

Overview

We are a leading provider of data integration and Big Data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data where and when needed, across the maze of heterogeneous systems making up today’s information technology environment. Our software is commonly used for projects such as cloud migrations, Hadoop and data lakes, data warehousing, modern analytics and artificial intelligence (AI), BI and reporting, data migration and modernization, and data consolidation and distribution.

Through direct sales as well as distribution, original equipment manufacturer (“OEM”) agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain.

Financial Highlights

•
Total revenue in the first six months of 2018 increased by 39% to $38.0 million from $27.3 million in the first six months of 2017. Total revenue includes (1) license revenues, which increased by 64% to $21.6 million in the first six months of 2018 from $13.2 million in the same period last year, and (2) maintenance, support and services revenues, which increased by 16% to $16.4 million in the first six months of 2018 from $14.2 million in the same period last year.

•
Operating income in the first six months of 2018 was $1.7 million, compared with an operating loss of $3.1 million for the same period in 2017. Operating income in the first six months of 2018 included equity-based compensation expenses of approximately $2.0 million (compared with $1.6 million in the same period last year), as well as $0.5 million in amortization of intangible assets (compared with $0.7 million in the same period last year).

•	Net income in the first six months of 2018 was $0.5 million, or $0.02 per diluted share, compared with a net loss of $4.7 million, or ($0.28) per diluted share, in the same period last year.

•	Cash and cash equivalents and short-term deposits were approximately $33.1 million as of June 30, 2018, compared with $29.1 million as of December 31, 2017.

•	Shareholders' equity increased to $60.5 million as of June 30, 2018, compared with $51.2 million as of December 31, 2017.

Recent Major Developments

Below is a summary of the most significant developments in our Company and business since January 1, 2018:

•	On June 28, 2018, we reported that we amended our shareholder bonus rights plan, such that the expiration date thereof was extended to June 30, 2019, unless earlier redeemed or exchanged.

•
On April 24, 2018, we announced that we have entered into a new multi-million-dollar technology license agreement with one of our existing OEM partners for $3.5 million in total licensing fees and additional recurring annual support fees of $0.3 million.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in Item 5 “Operating and Financial Review and Prospects” in our Annual Report.

In May 2014, the Financial Accounting Standards Board issued accounting standards update No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", or ASC 606, a new accounting standard related to revenue recognition and, thereafter, issued related subsequent updates. ASC 606 replaces the prior revenue recognition standard ASC No. 985-605, "Software Revenue Recognition", or ASC 605. We adopted ASC 606 effective January 1, 2018 on a modified retrospective basis. See the discussion below as well as Notes 2(f) and 3 to our unaudited interim consolidated financial statements accompanying this report for additional information related to our adoption of ASC 606 and its impact on our financial results. There were no other material changes to our critical accounting policies compared to the critical accounting policies described in Item 5 “Operating and Financial Review and Prospects” in our Annual Report.

Results of Operations

The following discussion of our unaudited results of operations for the six month periods ended June 30, 2018 and 2017, including in the following table, which presents selected financial information data (U.S. dollars in thousands) and as a percentage of total revenue, is based upon our unaudited statements of operations contained in our interim consolidated financial statements for those periods, and the related notes, accompanying this report. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

We adopted the new revenue recognition accounting standard ASC 606 effective January 1, 2018 on a modified retrospective basis and our results of operations presented in the following table, as well as in the subsequent tables under the heading "Six Months Ended June 30, 2018 Compared with Six Months Ended June 30, 2017," include financial results for reporting periods during 2018, which are disclosed in compliance with ASC 606. Historical financial results for reporting periods prior to 2018 have not been retroactively restated and are presented in conformity with amounts previously disclosed under ASC 605, the prior revenue recognition standard. We have included additional information regarding the impacts from the adoption of ASC 606 for the six months ended June 30, 2018 and included financial results for that period under ASC 605 for comparison to the same period in 2017.

		Six Month Periods Ended June 30,
		2018				2017
	As Reported (ASC 606)		Impacts from Adoption of ASC 606	Without Adoption of ASC 606 (ASC 605)		As Reported (ASC 605)
Revenue:
Software licenses	$21,623	57%	$(6,218)	$15,405	49%	$13,164	48%
Maintenance and services	16,424	43%	(596)	15,828	51%	14,180	52%
Total revenues	38,047	100%	(6,814)	31,233	100%	27,344	100%

Cost of software licenses	445	1%	-	445	1%	613	2%
Cost of maintenance and services	4,961	13%	61	5,022	16%	3,912	14%
Research and development	7,931	21%	-	7,931	25%	6,799	25%
Selling and marketing	20,075	53%	1,193	21,268	68%	16,655	61%
General and administrative	2,964	8%	-	2,964	9%	2,501	9%
Total operating expenses	36,376	96%	1,254	37,630	120%	30,480	111%

Operating income (loss)	1,671	4%	(8,068)	(6,397)	(20)%	(3,136)	(11)%
Financial income (expenses), net	88	--	-	88	--	(58)	--
Income (loss) before taxes on income	1,759	4%	8,068	(6,309)	(20)%	(3,194)	(12)%
Taxes on income	(1,298)	(3)%	(200)	(1,098)	(4)%	(1,472)	(5)%
Net income (loss)	$461	1%	$7,868	$(7,407)	(24)%	$(4,666)	(17)%

Six Months Ended June 30, 2018 Compared with Six Months Ended June 30, 2017

Revenue. Our revenues are derived primarily from software licenses and maintenance and services. The following table provides a breakdown of our revenues by type of revenues (U.S. dollars in thousands) as well as the percentage change between such periods, including the impacts thereon from the adoption of ASC 606:

	Six Month Periods Ended June 30,
	2018			2017	Percent (%) Change
	As Reported (ASC 606)	Impacts from Adoption of ASC 606	Without Adoption of ASC 606 (ASC 605)	As Reported (ASC 605)	As Reported	Without Adoption
Software licenses	$21,623	$(6,218)	$15,405	$13,164	64%	17%
Maintenance and services	16,424	(596)	15,828	14,180	16%	12%
Total	$38,047	$(6,814)	31,233	$27,344	39%	14%

Total revenues (reported under ASC 606) in the first six months of 2018 increased to $38.0 million, a 39% increase compared with total revenues (reported under ASC 605) of $27.3 million in the same period in 2017. Total revenues were composed of:

•
Software license revenues (reported under ASC 606), which increased by 64% to $21.6 million in the first six months of 2018, compared with software license revenues (reported under ASC 605) in the same period in 2017. This increase is primarily due to the growing demand for our term-base license solutions, including several large-scale term-base license deals we entered into during the first six months of 2018; and

•
Maintenance and services revenues (reported under ASC 606), which increased by 16% to $16.4 million in the first six months of 2018, compared with maintenance and services revenues (reported under ASC 605) in the same period in 2017. This increase is primarily due to (1) the growth in customer agreements we entered into during 2017, (2) consistent renewals of maintenance agreements by existing customers, and (3) an increase in services revenues that was driven by several large-scale transactions.

The difference of $6.8 million in total revenues that is identified in the table above as an impact from the adoption of ASC 606 includes an increase of $6.2 million in license revenues that primarily relates to the increase in term-base license agreements executed in 2018. Prior to the adoption of ASC 606, we recognized revenue from time-base agreements ratably over the license term in accordance with ASC 605. Under ASC 606, we recognize the license portion of such arrangements upon delivery of the license.

Cost of Revenues.  Cost of software license revenues consists of amortization of acquired core technology. Cost of maintenance and services revenues consists primarily of salaries of employees performing the maintenance and consulting services and related overhead. The following table sets forth a breakdown of our cost of revenues (U.S. dollars in thousands) as well as the percentage change between the periods indicated, including the impacts thereon from the adoption of ASC 606:

	Six Month Periods Ended June 30,
	2018			2017	Percent (%) Change
	As Reported (ASC 606)	Impacts from Adoption of ASC 606	Without Adoption of ASC 606 (ASC 605)	As Reported (ASC 605)	As Reported	Without Adoption
Cost of software licenses	$445	-	$445	$613	(27)%	(27)%
Cost of maintenance and services	4,961	61	5,022	3,912	27%	28%
Total	$5,406	$61	$5,467	$4,525	19%	21%

Our cost of revenues (reported under ASC 606) increased by 19% to $5.4 million in the first six months of 2018 from cost of revenues (reported under ASC 605) of $4.5 million in the same period last year. This increase is primarily due to (1) approximately $0.7 million of additional compensation and related costs, primarily associated with additional professional services personnel to support our growing activity, and (2) an approximately $0.2 million increase in subcontractors’ costs, partially offset by an approximately $0.2 million decrease in amortization of acquired intangible assets. The total headcount of customer support and professional services personnel increased (1) from 44 on June 30, 2017 to 48 on June 30, 2018 and (2) on an average basis, from an average of 42 during the first six months of 2017 to an average of 48 during the first six months of 2018.

Operating Expenses. The following table sets forth a breakdown of our operating expenses, excluding cost of revenues (U.S. dollars in thousands) as well as the percentage change between the periods indicated, including the impacts thereon from the adoption of ASC 606:

	Six Month Periods Ended June 30,
	2018			2017	Percent (%) Change
	As Reported (ASC 606)	Impacts from Adoption of ASC 606	Without Adoption of ASC 606 (ASC 605)	As Reported (ASC 606)	As Reported	Without Adoption
Research and development	$7,931	-	$7,931	$6,799	17%	17%
Selling and marketing	20,075	1,193	21,268	16,655	21%	28%
General and administrative	2,964	-	2,964	2,501	19%	19%
Total	$30,970	$1,193	$32,163	$25,955	19%	24%

Research and Development.  Research and development (“R&D”) expenses consist primarily of salaries of employees engaged in on-going research and development activities or in consulting services, as well as allocated overhead expenses, which include facilities-related costs. Our total R&D costs in the first six months of 2018 increased by 17% to $7.9 million from $6.8 million in the same period last year. This is primarily due to (1) $0.7 million of additional compensation and related costs, primarily due to an increase in headcount of our R&D personnel, and (2) a $0.2 million increase in subcontractors’ costs. The total R&D headcount increased (1) from 85 on June 30, 2017 to 89 on June 30, 2018 and (2) on an average basis, from an average of 84 during the first six months of 2017 to an average of 90 during the first six months of 2018.

Selling and Marketing.  Selling and marketing expenses consist primarily of compensation costs and related overhead to sales, marketing and business development personnel, travel and related expenses, sales offices and other administrative costs. Selling and marketing expenses (reported under ASC 606) increased by 21% to $20.1 million in the first six months of 2018, compared with selling and marketing expenses (reported under ASC 605) of $16.7 million in the same period in 2017. This increase is primarily due to (1) $2.9 million of additional compensation and related costs, primarily due to an increase in headcount of our selling and marketing personnel, (2) an additional investment in marketing activities of approximately $0.8 million, (3) increased sales commission expenses (due to higher revenues) of approximately $0.7 million, (4) an increase of $0.3 million in equity-based compensation, and (5) an increase of $0.2 million in travel and related expenses. The increase was partially offset by the net effect of capitalization of sales commissions of approximately $1.2 million. Our sales and marketing teams’ headcount increased (1) from 105 employees as of June 30, 2017 to 124 employees as of June 30, 2018 and (2) on an average basis, from an average of 103 during the first six months of 2017 to an average of 120 during the first six months of 2018.

The difference of approximately $1.2 million in selling and marketing expenses that is identified in the table above as an impact from the adoption of ASC 606 relates to the net effect of capitalization of sales commissions. Prior to the adoption of ASC 606, all of our sales compensation costs were expensed as incurred in accordance with ASC 605. Under ASC 606, we capitalize incremental costs incurred in obtaining contracts with customers if the amortization period is greater than one year.

General and Administrative.  General and administrative expenses consist primarily of compensation costs for finance, general management and administration personnel, legal, audit, and other administrative costs. General and administrative expenses were $3.0 million in the first six months of 2018, a 19% increase compared with the same period in 2017. This increase is primarily due to $0.2 million of additional expenses associated with compensation and related costs, primarily due to an increase in headcount. Our general and administrative headcount increased (1) from 13 on June 30, 2017 to 15 on June 30, 2018 and (2) on an average basis, from an average of 13 during the first six months of 2017 to an average of 15 during the first six months of 2018.

Operating Income/Loss. Based on the foregoing (including the impacts from the adoption of ASC 606), we recorded operating income of approximately $1.7 million in the first six months of 2018 compared with an operating loss of $3.1 million in the first six months of 2017.

Financial Income/Expenses, Net. Financial income, net amounted to $88,000 in the first six months of 2018, compared with financial expenses, net of $58,000 in the first six months of 2017. This increase is primarily because of (1) an increase in foreign exchange income of $0.2 million, and (2) an increase in interest income from short-term deposits of approximately $0.1 million, partially offset by a decrease in financial income of approximately $0.2 million associated with a revaluation of a liability presented at fair value that was settled during 2017.

Taxes on Income. Taxes on income in the first six months of 2018 were $1.3 million, compared with $1.5 million in the first six months of 2017. This decrease is primarily due to the reduction in the U.S. corporate statutory tax rate from 35% to 21% under the recently enacted U.S. Tax Cuts and Jobs Act, partially offset by an increase in unrecognized tax benefits related to uncertain tax positions.

Net Income/Loss. Net income in the first six months of 2018 was $0.5 million, or $0.02 per diluted share, compared with a net loss of $4.7 million, or ($0.28) per diluted share, in the same period last year.

Liquidity and Capital Resources

In the past several years, we financed our operations through cash generated by operations, short-term loans and public offerings of our ordinary shares.

Our funding and treasury activities are conducted within corporate practices to maximize investment returns while maintaining appropriate liquidity for both our short and long-term needs. Cash and cash equivalents and short-term deposits are held primarily in U.S. dollars.

Principal Financing Activities

In the past two years, our financing activities included:

Public Offering. In December 2017, we closed an underwritten public offering of 3,407,450 ordinary shares (including 444,450 ordinary shares issued to the underwriters upon the full exercise of the underwriters’ over-allotment option), at a price to the public of $6.75 per share (less commissions and discounts). The total net proceeds to us from the offering were approximately $20.8 million.

Credit Line. In July 2015, we secured a short-term line of credit of approximately $5.0 million from an Israeli bank, which, following several extensions, expired in July 2018. Draws, if any, under the credit line bore interest of the monthly LIBOR plus 3.25%. As of December 31, 2017, approximately $0.6 million of the line of credit was used by the bank as collateral to secure the Company's obligations under our Israeli office lease agreement and for hedging transactions.

Working Capital and Cash Flows

As of June 30, 2018, we had cash and cash equivalents and short-term deposits of approximately $33.1 million, compared with approximately $29.1 million as of December 31, 2017. The increase is primarily attributable to net cash provided by operating activities of $3.9 million in the first six months of 2018, compared with $1.2 million in the same period last year.

As of June 30, 2018, our working capital amounted to $26.9 million, compared with $20.2 million as of December 31, 2017. The increase in working capital is primarily due to (1) an increase of $4.0 million in cash and cash equivalents, including short-term deposits, (2) an increase of $2.5 million in trade receivables, (3) a decrease in accrued expenses and other current liabilities of $1.2 million, and (4) an increase in deferred commissions costs of $1.1 million. This increase was partially offset by an increase in deferred revenues of $2.9 million.

The following table presents the components of net cash flows used in and provided by operating, investing and financing activities for the periods presented (U.S. dollars in thousands):

	Six Month Periods Ended June 30,
	2018	2017
Net cash provided by operating activities	$3,943	$1,184
Net cash used in investing activities	$(18,390)	$(320)
Net cash provided by (used in) financing activities	$446	$(58)

Net cash provided by operating activities was $3.9 million in the first six months of 2018, compared with $1.2 million in the first six months of 2017. Net cash provided by operating activities  consisted of (1) net income of $0.5 million (compared with net loss of $4.7 million in the same period last year), (2) adjustments for non-cash items of $3.0 million (compared with $2.7 million in the same period last year), and (3) changes in operating assets and liabilities of $0.4 million (compared with $3.1 million in the same period last year). Adjustments for non-cash items primarily consisted of $2.0 million of equity-based compensation expenses, $0.5 million of amortization of intangible assets, and $0.4 million of change in deferred taxes, net (compared with $1.6 million of equity-based compensation expenses, $0.7 million of amortization of intangible assets, and $0.4 million of change in deferred taxes, net in the same period last year).

Net cash used in investing activities was $18.4 million in the first six months of 2018, compared with $0.3 million in the first six months of 2017. The change is primarily due to investments in short-term deposits of $18.0 million made during the first six months of 2018.

Net cash provided by financing activities was $0.4 million in the first six months of 2018, compared with net cash used in financing activities of $58,000 in the first six months of 2017. The change is primarily due to (1) a $0.3 million final earn-out payment in connection with the acquisition of the BIReady technology paid during the first six months of 2017 and (2) an increase in proceeds from exercise of stock options of approximately $0.2 million.

Principal Capital Expenditure and Divestitures

Our capital expenditures totaled approximately $0.4 million in the six months ended June 30, 2018, compared with approximately $0.3 million in the same period in 2017, which was primarily used for the purchase of computer equipment and software.

Other than future capital expenditures of the types and consistent with the amounts described above, we have no significant capital expenditures in progress. We did not affect any principal divestitures in the past three years.

Outlook

Currently, our principal commitments consist primarily of our lease payments. In light of our cash balances, working capital and other factors, including our ability to generate cash from operations, we believe that our existing capital resources will be adequate to satisfy our working capital and capital expenditure requirements for a period of no less than the next 12 months.